ALTRAN

251, BD PEREIRE - 75017 PARIS
TELEPHONE : +33 (0)1 44 09 64 00
TELECOPIE : +33 (0)1 44 09 65 38

SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street
, NW
Washington DC 20549
USA


05006494

Paris, 8th March 2005

Re : Altran Technologies S.A (File No. 82-5164)
Ongoing Disclosure Pursuant to rule 12g3-2(b)
Under the US Securities Exchange Act of 1934

Dear Madam and Sir,

On behalf of Altran Technologies S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (The "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the company has (i) made or become required to make public pursuant to the laws of France, (ii) filed or become required to file with the French Stock exchange authorities and which was or will be made public by such authorities or (iii) has distributed or become required to distribute to its security holders :

1. Press release published on our website and on the newspaper "Les Echos" for the 2004 full year sales on February 11th , 2005 enclosed as exhibit 1.
2. Presentation made to investors on 2004 full year sales made on February 11th , 2005 and available on the website enclosed as exhibit 2

If you have any questions or comments, don't hesitate to join me (phone : 33144096423), you can also join Mr Eric Albrand CFO of the group (phone : 33144096477).
I am looking forward to hearing from you.

Laurent Dubois
Head of Investors Relations



File n° 82-5164

EXHIBIT 1



> TECHNOLOGY CONSULTING
> INNOVATION CONSULTING
> MANAGEMENT CONSULTING
> PRODUCTS AND PROCESS INNOVATION

2004 SALES UP BY 6.0% COMPARED TO 2003
ORGANIC GROWTH UP BY +5.4%
FOURTH QUARTER SALES
UP BY 12.5% COMPARED TO THAT OF 2003

AUSTRIA
BELGIUM
BRAZIL
CHINA
FRANCE
GERMANY
GREAT-BRITAIN
IRELAND
ITALY
JAPAN
LUXEMBOURG
THE NETHERLANDS
PORTUGAL
SINGAPOR
SPAIN
SWEDEN
SWITZERLAND
USA

The sales of the Altran group amounted to € 1 418.2 m, up by 6.0% with respect to 2003 (€ 1 337.8 m), and organic growth[1] is up , at 5.4%. The sales for the 4th quarter stood at € 379.3m, an increase of 12.5% compared to the same period last year. Organic growth[1] was 13.0%.

In France where the Altran group made nearly 49% of its total revenues, sales for 2004 stood at € 694.9 m. Business in France saw an increase of 5.5%, no acquisitions having been made, and in market conditions that were continually improving over the year. For the 4th quarter of 2004 in France alone, sales were at € 182.9 m, up by 6.8% with respect to the same period last year.

Outside France, sales represented 51% of the group's revenues, and stood at € 723.3 m, up by 5.3%. This compares to € 679.2 m in the previous year. Organic growth[1] was +6.5%. Revenues for the 4th quarter are at € 196.4 m, up by 18.3% with respect to 2003, and organic growth[1] is 19.5%.

The impact due to foreign exchange was negligible compared to 2003.

(in € millions)	2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004
Sales excluding contribution from acquired companies (a)	1 337,8	339,6	353,4	339,9	377,4	1 410,3
Contribution from companies acquired in 2003 (b)	0,0	0,0	0,0	0,0	0,0	0,0
Contribution from companies acquired in 2004 (c)	0,0	1,5	1,3	3,2	1,9	7,9
Total sales (a) + (b) + (c)	1 337,8	341,1	354,7	343,1	379,3	1 418,2

Total staff numbers for the group stood at 16 446 at the end of the year, down by 87 with respect to 31st December 2003

Business recovery in the fourth quarter 2004 was in part due to clients resorting more to subcontracting. The operating margin for the second half of 2004 should increase by at least 25% compared to margin of the first semester. This will need to be confirmed by the currently running audit.

The upturn in business in 2004, combined with the stable market conditions of 2005, should mean that sales will increase at around the same rate in 2005 as for 2004. The priority of the group is to continue to improve profitability.

Next Press Release : Annual results 18th April 2005 before market opens

www.altran.net

(1) Definition of "like-for-like basis" is the total sales of the financial year minus the contribution of companies acquired during the current and previous financial years

File n° 82-5164

EXHIBIT 2



Altran



2004 sales

Eric Albrand
Chief Financial Officer

Laurent Dubois
Head of Investors Relations

February 10th, 2005


ALTRAN

Altran

Agenda

- 2004 Sales
- Staff evolution
- Appendix



Agenda



1. **2004 Sales**
2. Staff evolution
3. Appendix


ALTRAN

1. 2004 Sales

Sales evolution (*in €m*)


+ 7.4%
- 2.6%
+ 6.0%
1 278.6
1 372.9
1 337.8
1 418.2
2001
2002
2003
2004

1. 2004 Sales

Quarter sales evolution (*in €m*)



+ 13.0% compared to Q4 2003
352.9
335.2
314.2
335.6
341.1
354.7
343.1
379.3
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004



Agenda

2004 Sales

Staff

Appendix

ALTRAN

1. 2004 Sales

Year-on-year sales evolution by Country *(in €m)*

Portugal (- 15.3%)
15,3
13,0
2003
2004
United-Kingdom (- 4.6%)
90.3
86.1
2003
2004
Benelux (+ 15.2%)
91.5
105.4
2003
2004
Sweden (+10.2%)
22.6
24.9
2003
2004
Asia (+ 25.7%)
10.5
13.2
2003
2004
Germany (+ 5.6%)
113.0
119.4
2003
2004
USA (+ 75.8%)
38.5
67.7
2003
2004
Austria (- 16.0%)
10.0
8.4
2003
2004
Brazil & Venezuela (+ 47.8%)
11.3
16.7
2003
2004
Spain (- 5.7%)
108.7
102.5
2003
2004
France (+ 5.5%)
658.6
694.9
2003
2004
Switzerland (- 15.3%)
45.4
38.5
2003
2004
Italy (+ 4.5%)
122.0
127.5
2003
2004



ALTRAN

1. 2004 Sales

2004 Sequential evolution of France sales(in €m)





France
171.2
172.6
173.9
165.5
182.9
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04



Agenda
2004 Sales
Staff
Appendix

1. 2004 Sales

North Region sequential sales evolution (in €m)


United-Kingdom
21.4 21.3 23.0 22.1 19.8
Q4 03 Q1 04 Q2 04 Q3 04 Q4 04

Benelux

Q4 03	Q1 04	Q2 04	Q3 04	Q4 04
23.4	24.7	26.4	25.9	28.4


Sweden
5.8 6.0 6.9 4.4 7.6
Q4 03 Q1 04 Q2 04 Q3 04 Q4 04


USA
9.4 10.3 14.1 20.4 22.9
Q4 03 Q1 04 Q2 04 Q3 04 Q4 04




Asia
2.1 3.8 3.8 3.0 2.6
Q4 03 Q1 04 Q2 04 Q3 04 Q4 04


Germany
28.4 25.8 29.9 30.4 33.3
Q4 03 Q1 04 Q2 04 Q3 04 Q4 04


Switzerland
9.7 9.6 9.9 8.6 10.3
Q4 03 Q1 04 Q2 04 Q3 04 Q4 04


Austria
1.9 2.0 1.9 2.6 1.9
Q4 03 Q1 04 Q2 04 Q3 04 Q4 04

1. 2004 Sales

South Region sequential sales evolution (in €m)



Portugal
3.8
2.5
3.0
3.5
4.0
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04



Italy
32.5
33.0
32.5
28.5
33.6
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04





Brazil & Venezuela
2.9
2.9
3.3
5.6
5.0
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04



Spain
23.2
26.7
26.2
22.6
27.0
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04

Agenda

2004 Sales

Staff

Appendix

Agenda
Agenda
2004 Sales
Staff
Appendix

Agenda






ALTRAN

2. Staff evolution

- Total staff decreased in Q4 2004 with a net outflow of 125 person compared to September 30th, 2004
- Total group staff at December 31st, 2004 is **16 446**
- Total group staff has decreased of **87** people compared to December 31st 2003



2. Staff evolution



2003 :
- 1 245 people
2004 : - 87 people
17 778
17374
17 044
16 759
16533
16450
16429
16571
16446
- 404
- 333
- 285
- 226
- 83
- 21
+ 142
- 125
Dec 02
March 03
June 03
Sept 03
Dec 03
March 04
June 04
sept-04
Dec 04

Agenda



Agenda
2004 Sales
Staff
Appendix



1. 2004 sales
2. Staff evolution
3. Appendix

■ 3. Appendix

Group's sales evolution (*in €m*)



Agenda
2004 Sales
Staff
Appendix

- 2004 sales stands at **€1418.2m** implying a **6.0 %** total growth over 2003 **(€1337.8m)**
- Organic growth stands at **5.4 %**
- Companies integrated in 2004* contributed to sales for **€7.9m**
- FX impact in 2004 is – **0.3 %**

** Call exercised on various Arthur D.Little offices*

3. Appendix

Group sales evolution (*Year-on-Year*)

	(in €m) 2003	2004	(in %) Variation
Revenues without contribution of acquired companies (a)	1337.8	1410.3	+ 5.4
Contribution of companies acquired in 2003 (b)	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	0.0	7.9	-
Total consolidated (a+b+c)	1337.8	1418.2	+ 6.0

3. Appendix

France sales evolution (*Year-on-Year*)

	2003 (in €m)	2004 (in €m)	Variation (in %)
Revenues without contribution of acquired companies (a)	658.6	694.9	+ 5.5
Contribution of companies acquired in 2003 (b)	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	0.0	0.0	-
Total consolidated (a+b+c)	658.6	694.9	+ 5.5

3. Appendix

International sales evolution (*Year-on-Year*)

	2003 (in €m)	2004 (in €m)	Variation (in %)
Revenues without contribution of acquired companies (a)	679.2	715.4	+ 5.3
Contribution of companies acquired in 2003 (b)	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	0.0	7.9	-
Total consolidated (a+b+c)	679.2	723.3	+ 6.5

- An Italian subsidiary has been sold as of April 30th, 2004. This subsidiary contributed to group's sales for **€1.7m** from January 1st to April 30th
- Korean activities of Arthur D.Little are not consolidated anymore from July 1st 2004. These activities contributed to group's sales in H1 2004 for **€1.9m**.

3. Appendix

Group's sales evolution (*in €m*)

- Q4 2004 sales stands at **€379.3m** implying a **13.0 %** total growth over Q4 2003 (**€335.6m)**
- Organic growth stands at **12.5 %**
- Companies integrated in 2004* contributed to sales for **€7.9m**
- FX impact in 2004 is – **0.1 %**

* *Call exercised on various Arthur D.Little offices*



3. Appendix

Group sales evolution (*Year-on-Year*)

	Q4 2003 (in €m)	Q4 2004 (in €m)	Variation (in %)
Revenues without contribution of acquired companies (a)	335.6	377.4	+ 12.5
Contribution of companies acquired in 2003 (b)	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	0.0	1.9	-
Total consolidated (a+b+c)	335.6	379.3	+ 13.0



3. Appendix

France sales evolution (*Year-on-Year*)

	(in €m)		(in %)
	Q4 2003	Q4 2004	Variation
Revenues without contribution of acquired companies (a)	171.2	182.9	+ 6.8
Contribution of companies acquired in 2003 (b)	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	0.0	0.0	-
Total consolidated (a+b+c)	171.2	182.9	+ 6.8

Agenda
2004 Sales
Staff
Appendix

3. Appendix

International sales evolution (*Year-on-Year*)

	Q4 2003 *(in €m)*	Q4 2004 *(in €m)*	Variation *(in %)*
Revenues without contribution of acquired companies (a)	164.4	194.5	+ 18.3
Contribution of companies acquired in 2003 (b)	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	0.0	1.9	-
Total consolidated (a+b+c)	164.4	196.4	+ 19.5

- An Italian subsidiary has been sold as of April 30th, 2004. This subsidiary contributed to group's sales for **€1.7m** from January 1st to April 30th
- Korean activities of Arthur D.Little are not consolidated anymore from July 1st 2004. These activities contributed to group's sales in H1 2004 for **€1.9m**.

3. Appendix

Sequential sales analysis

- Q4 2004 sales stands at **€379.3m** implying a **10.5 %** increase over Q3 2004 (**€343.1m)**
- Sequential organic growth over Q3 2004 was + **11.1 %**
- Companies on which Altran exercised call options in 2004 contributed for **€1.9m** to Q4 2004 sales
- FX impact was – **1.2 %** on sequential growth concerning Q4 2004 over Q3 2004




ALTRAN

3. Appendix

2004 Sequential group's sales evolution

(in €m) *(in %)*

	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Variation
Revenues without contribution of acquired companies (a)	339.6	353.4	339.9	377.4	+11.1
Contribution of companies acquired in 2003 (b)	0.0	0.0	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	1.5	1.3	3.2	1.9	-
Total consolidated (a+b+c)	341.1	354.7	343.1	379.3	+ 10.5



3. Appendix

2004 Sequential France sales evolution

(in €m) *(in %)*

	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Variation
Revenues without contribution of acquired companies (a)	172.5	173.9	165.5	182.9	+ 10.6
Contribution of companies acquired in 2003 (b)	0.0	0.0	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	0.0	0.0	0.0	0.0	-
Total consolidated (a+b+c)	172.5	173.9	165.5	182.9	+ 10.6

3. Appendix

2004 Sequential International sales evolution

(in €m) *(in %)*

	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Variation
Revenues without contribution of acquired companies (a)	167.1	179.5	174.4	194.5	+ 11.5
Contribution of companies acquired in 2003 (b)	0.0	0.0	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	1.5	1.3	3.2	1.9	-
Total consolidated (a+b+c)	168.6	180.8	177.6	196.4	+ 10.5

- An Italian subsidiary has been sold as of April 30th, 2004. This subsidiary contributed to group's sales for **€1.7m** from January 1st to April 30th
- Korean activities of Arthur D.Little are not consolidated anymore from July 1st 2004. These activities contributed to group's sales in H1 2004 for **€1.9m**.



Altran



2004 sales

Questions

February 10th, 2005


ALTRAN